

August 3, 2011

<u>Via E-mail</u>
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

      Re: State Street Corporation
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               Form 10-Q for Fiscal Quarter Ended March 31, 2011
               Filed May 9, 2011
               File No. 001-07511

Dear Mr. Malerba:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Suzanne Hayes
               Suzanne Hayes
               Assistant Director